
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 18, 2009

Mr. Graham Rogers
Chief Financial Officer
Empire Energy Corporation International
4500 College Blvd., Suite 240
Leawood, KS 66211

> **Re:** **Empire Energy Corporation International**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 9, 2008**
> **Response Dated January 15, 2009**
> **File No. 1-10077**

Dear Mr. Rogers:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

General

1. Please submit the revisions that you propose to each of your subsequent interim reports to conform with those you are making to your annual report.

Financial Statements

General

2.   We note that you have labeled individual line items on your Balance Sheet and
        Statements of Stockholders' Deficit as restated. Please revise these Statements to
        indicate that amounts as of December 31, 2006 were restated in the column
        heading on your Balance Sheet, and that the line item total as of December 31,
        2006 was restated on your Statement of Stockholders' Deficit.

Audit Report, page 35

3.   We have read your response to prior comment 1 and note that your auditors have
        revised the language in their report to indicate that the cumulative period from
        March 15, 1995 through December 31, 2007 is unaudited. Since you are
        presenting audited financial statements for the fiscal periods ended December 31,
        2007 an 2006, it appears that you should re-label the heading of your Statements
        of Stockholders' Deficit to indicate that the activity from March 15, 1995 through
        December 31, 2005 is unaudited.

Note 3 – Related Party Transactions, page 51

4.   Expand your disclosure to include further details about your borrowing of
        9,000,000 shares of Zeehan Zinc common stock in connection with your sale of
        those shares in December 2007. We understand that of these shares that you sold,
        1,359,597 were sold on behalf of the lending parties, and that you recorded a
        liability of $518,013 representing your obligation to repay the funds received for
        the sale of these shares.

        Please disclose the date that you returned the 7,640,403 shares, and indicate how
        you accounted for this obligation between the date of receiving the shares and the
        date of returning the shares. Disclose the reasons you were compelled to borrow
        these shares, rather than sell the Zeehan Zinc common shares that you already
        owned. It should be clear why you were unable to sell the shares that you already
        owned.

Note 12- Merger with Great South Land Minerals Limited and Investment in Zeehan
Zinc Limited, page 61

Acquisition of Pacific Rim Foods, Ltd., page 61

5.   Expand your disclosure to identify all of the assets and liabilities held by Pacific
        Rim Foods Ltd. that you acquired in March 2006; and to clarify that shares you
        may have issued to that entity do not represent assets being acquired.

6.   We have read your response to prior comment 4, indicating that you believe you
        are the primary beneficiary of Pacific Rim Foods, Ltd., considering your interests
        plus those of the minority shareholder, reasoning that since this individual is a
        director of Empire Energy Corporation International, he would be regarded as a
        de facto agent, as described in Paragraph 16 of FIN 46(R).

        Please expand your disclosure under Note 1 on page 45 to describe your
        accounting policy as it relates to the consolidation of this entity, explain how you
        determined that you were more closely associated with this entity, following the
        guidance in paragraph 17 of FIN 46(R), and provide the disclosures required by
        paragraph 23 of FIN 46(R).

        Please also identify all other entities being consolidated under that heading.

Technology License, page 62

7.   We have read your response to prior comment 5, concerning your accounting for
        the cancellation of the technology agreement during 2007, and understand that
        you now intend to restate your financial statements to recognize a gain on the
        transaction involving the reacquisition of your common shares along with shares
        of Zeehan Zinc. Tell us how this would be consistent with the guidance in
        paragraph 7 of Chapter 1.B of ARB 43, and paragraph 3 of FTB 85-6, if that is
        your view. Otherwise, please reformulate your response and submit the revisions
        that you propose to clarify. Please contact us by telephone if you require further
        clarification or guidance.

Controls and Procedures, page 24

8.   Please disclose the information required about any changes in your internal
        control over financial reporting that occurred during your most recently
        completed fiscal quarter to comply with Item 308(c) of Regulation S-B.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our

comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief